UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2012

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Managing Director / CFO

19th July, 2012

To whom it may concern

Mizuho Securities Co., Ltd.

Mizuho Securities USA Inc. reaches Settlement Agreement

with the U.S. Securities and Exchange Commission

Mizuho Securities USA Inc. (“MSUSA”), the U.S. broker-dealer subsidiary of Mizuho Securities Co., Ltd (“MHSC”), has entered into a Settlement Agreement with the U.S. Securities and Exchange Commission (“SEC”) in relation to a collateralized debt obligation (“CDO”) which was structured and marketed by a unit within MSUSA five years ago. MSUSA and the SEC filed the settlement document with the U.S. federal district court on July 18 (NY time), and the settlement will be effective upon court approval.

The SEC’s investigation in relation to a CDO called Delphinus 2007-1 focused on whether certain former employees of MSUSA provided inaccurate information to a rating agency, Standard & Poor’s. MSUSA cooperated fully throughout this process and now has agreed to the settlement to avoid protracted litigation and distraction.

Under the terms of the settlement, MSUSA was not charged with acting with fraudulent intent or engaging in intentional misconduct and the firm did not admit wrongdoing. Settlement payment would amount to $127.5 million. MHSC reserved for most of the settlement amount in its consolidated account in the fiscal year ended March 31, 2012, and thus the payment will not have a material adverse effect on MHSC’s consolidated financial statements for the fiscal year ending March 31, 2013.

MSUSA terminated its CDO structuring unit in 2007, and the firm is no longer engaged in the CDO business. MSUSA is not under investigation by the SEC for any other transaction.

MHSC and its affiliates (domestic and overseas) are committed to conducting their businesses in strict compliance with all applicable laws and regulations.

Contact:	Mizuho Financial Group, Inc. Corporate Communications Public Relations Office Tel: 81-3-5224-2026